November 1, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	General Steel Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 001-33717

Ladies and Gentlemen:

This letter from General Steel Holdings, Inc. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated October 18, 2011 from Mr. John Cash, regarding the above-referenced Form 10-K and Form 10-Q.

Set forth below are responses to the numbered comments.  For your convenience, each response (each a “Response”, and collectively the “Responses”) follows the sequentially numbered comment copied from your letter of October 18, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.
We note your response to prior comment one from our letter dated July 14, 2011. Please tell us what consideration you have given to revising your Form 10-K for the fiscal year ended December 31, 2010 to provide the parent only financial information required by Rule 5-04 of Regulation S-X.

Company Response (1):

As of December 31, 2010, our restricted net assets of $55,712,208 exceeded 25% of the consolidated net assets of $98,989,211, excluding non-controlling interests. However, in various places in our 2010 Annual Report on Form 10-K, we indicated that we are a holding company and have no business, assets or operations outside of China.  For example, the following risk factor was included on page 13 of our 2010 Annual Report on Form 10-K:

U.S. Securities and Exchange Commission
November 1, 2011

Because we are a holding company with substantially all of our operations conducted through our subsidiaries, our performance will be affected by the performance of such subsidiaries.

We have no operations other than General Steel (China), Baotou Steel Pipe Joint Venture, Longmen Joint Venture, Maoming Hengda, and Tianwu JV, and our principal assets are our investments in these subsidiaries. As a result, we are dependent upon the performance of our subsidiaries and we will be subject to the financial, business and other factors affecting them as well as general economic and financial conditions. As substantially all of our operations are and will be conducted through our subsidiaries, we will be dependent on the cash flow of our subsidiaries to meet our obligations.

Because virtually all of our assets are and will be held by operating subsidiaries, the claims of our stockholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of such subsidiaries. In the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be available to satisfy the claims of our stockholders only after all of our subsidiaries’ liabilities and obligations have been paid in full.

We do not believe that revising our 2010 Annual Report on Form 10-K to include the parent company financial statements will provide the public with additional material information.  However, given the requirements contained in Rule 5-04 of Regulation S-X, we hereby confirm that if we continue to exceed the 25% threshold, we will include “parent only” financial information in accordance with Rule 5-04 of Regulation S-X in our 2011 Annual Report on Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Net Income (Loss) Before Noncontrolling Interest, page 35

2.
We note your response to our prior comment two. Please provide us with a more specific and comprehensive discussion regarding how you calculated your net income attributable to noncontrolling interests in fiscal 2010. In this regard, please further explain the impact of subsidiaries in the Longmen Joint Venture.

Company Response (2):

As described in our previously filed response, at the consolidation level of Longmen Joint Venture, there are three subsidiaries (Hualong, Tongxing and Huatianyulong) where Longmen Joint Venture does not hold a controlling interest. Income allocation to these non-controlling interests of Longmen Joint Venture is based on their equity percentages and the actual results. These subsidiaries all had net profits although Longmen Joint Venture overall suffered a net loss in 2010. Accordingly, the amount allocated to non-controlling interests of Longmen Joint Venture was a positive amount compared with a negative amount allocated to the interest of General Steel.

We hereby provide the detailed calculations of non-controlling interests for 2010 in the following table:

U.S. Securities and Exchange Commission
November 1, 2011

	2010 Full Year
Name of Subsidiaries	Net loss(income) before non-controlling interest	Controlling Percentage	MI Percentage	Net loss(income) attributable to non-controlling interest
	A		B	C=A*B

Longmen JV - Hualong	(345,262)	36.00%	64.00%	(220,968)
Longmen JV - Tongxing	(9,241,331)	22.76%	77.24%	(7,138,004)
Longmen JV - Huatianyulong	(84,254)	50.00%	50.00%	(42,127)
Longmen JV – Other Entities	17,259,673	59.38%	40.62%	7,010,879
Other subsidiaries owned by GSI with controlling interests	3,406,237	59.75%~99.1%	0.9%~40.25%	202,155
Other subsidiaries 100% owned by GSI	23,338,566
Elimination	(36,517,333)
GSI Consolidatioin Form 10-K, 2010	7,487,142			(188,065)
				^

Liquidity and Capital Resources, page 39

Cash Flow, page 39

3.
We note your response to prior comment five from our letter dated July 14, 2011. We remind you to also quantify the reasons you have provided for the material fluctuations in your draft disclosure, as indicated in our previous comment.

Company Response (3):

We hereby confirm that we will quantify the reasons for the material fluctuations in our 2011 second quarter Quarterly Report on Form 10-Q and subsequent Form 10-Q and Form 10-K filings thereafter.

The disclosure we plan to include in our 2011 second quarter Quarterly Report on Form 10-Q filing is shown as follows:

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2011 was an inflow of $69.1 million compared with an outflow of $54.1 million in the same period of 2010. This change was due to the combination of the following factors:

Various non-cash items included in net income resulted in an impact of $9.7 million on the cash flow statement, compared with ($2.2) million in the same period in 2010. The non-cash items were the following:

- depreciation and amortization,
- bad debt recovery (allowance),
- loss on disposal of equipment,
- stock issued for services and compensation,

U.S. Securities and Exchange Commission
November 1, 2011

- income from investments,
- change in fair value of derivative instruments,
- gain from debt settlement, and
- deferred tax assets.

The primary reasons for the material fluctuations in cash inflow are as follow:
1.	Accounts payable: the increase in accounts payable is mainly due to the $85.1 million increase in raw material purchases resulting from the launch of full-scale production of new furnaces in May 2011.
2.
Customer deposits: the increase is mainly due to the $800.7 million increase in sales for the six months ended June 30, 2011. Our customers are required to make deposits before the products are made and delivered.

3.
Tax payable: the increase is mainly due to the $21.8 million decrease in pre-paid VAT as a result of an accelerated verification process and the refundable VAT being approved more quickly by the local tax bureau in 2011.

The primary reasons for material fluctuations in cash outflow are as follow:

1.
Notes receivable: in order to increase and promote sales, we encouraged our customers to settle their payments by issuing notes receivable which resulted in a $45.4 million increase in notes receivable in the first six months of 2011, compared with the same period in 2010.

2.
Accounts receivable – related parties: the increase in the first six months of 2011 of $34.9 million is due to the timing of transactions immediately before the balance sheet date of this 10-Q report, which were collected in July 2011.

3.
Inventories: the increase in inventories in the first six months of 2011 of $38.1 million is less than the increase of $73.2 million in inventories in the same period last year. It is due to the $51.4 million decrease in raw material inventories, which was more than offset by an increase in finished goods inventories as a result of the increased daily production volume after the two new furnaces were put into use in May 2011.

4.
Advances on inventory purchases: the increase of $26.1 million is mainly due to the fact that more advance payments were made to the suppliers for raw material purchases to meet the higher production capacity. Advance payments are a prevailing requirement on iron ore purchases in the steel production industry.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 20- Subsequent Events, page 38

4.	We note your response to prior comment nine, from our letter dated July 14, 2011 and have the following additional comments:

U.S. Securities and Exchange Commission
November 1, 2011

•
Please clarify whether the crude steel produced from the pooled assets will be your inventory that is intended for sale and if it is your intention to record 100% of the revenue of such sales of the crude steel produced, with 40% of the pre-tax profits being provided to Shaanxi Steel.

We confirm that the crude steel produced by the pooled assets will be the inventory of  Longmen Joint Venture, our consolidated subsidiary. Longmen Joint Venture intends to record 100% of the related revenues upon the sale of this inventory.  We further confirm that under the Unified Management Agreement entered into on April 29, 2011, 40% of the pooled assets’ pre-tax profits for two years from the date of that agreement are to be provided to Shaanxi Steel.  After two years, the parties to the Unified Management Agreement will further re-negotiate the percentage to be provided to Shaanxi Steel.

•
Please provide us with a specific and comprehensive discussion regarding why you believe it is appropriate to record the profit sharing of 40% of the crude steel produced and sold as a finance expense related to the capital lease.

ASC 840-30-30-1 requires the lessee to measure a capital lease asset and capital lease obligation initially at an amount equal to the present value at the beginning of the lease term as minimum lease payments during the lease term excluding that portion of the payments representing executory costs. According to the Unified Management Agreement, the rental payment is based on two elements (i) monthly payment based on RMB4 billion over the life of the Unified Management Agreement of 20 years and (ii) 40% of any remaining pre-tax profits for the first two years (to be adjusted thereafter based upon negotiation between the parties to the Unified Management Agreement). The examples in ASC 840-10-55-38 indicate that lease payments that are directly related to the future use of the leased property are contingent rentals and are excluded from minimum lease payments in their entirety.  Therefore, the profit share component of the lease payment would be considered contingent and excluded from minimum lease payments.  Our understanding is that this conclusion is consistent with the SEC Staff’s view that as long as the contingent rent provision provides for variability in the rents, the rent should be considered contingent, and because these payments are variable, they would be appropriately classified as financing expenses.

•	Provide us with your current assessment of the appropriateness of your accounting for the compensation received from Shaanxi Steel Group.

Company Response (4):

We have previously submitted a letter dated October 18, 2011 to the Office of the Chief Accountant of the Commission discussing this matter and requesting clearance for our historical accounting treatment for this compensation received from Shaanxi Steel.

U.S. Securities and Exchange Commission
November 1, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

5.           Please file your Form 10-Q for the fiscal quarter ended June 30, 2011.

Company Response (5):

We will file our Form 10-Q for the quarter ended June 30, 2011 as soon as possible. Filing of the Form 10-Q has been delayed pending our discussions with the Staff concerning the historical accounting for the compensation received from Shaanxi Steel, as discussed in Response (4) above.

This letter responds to all comments contained in Mr. Cash’s letter of October 18, 2011.  If you have any questions, please do not hesitate to contact our attorney Stephen D. Brook at (617) 345-3722 or the undersigned at +86 (10) 5879-7346.

Very truly yours, General Steel Holdings, Inc.

By:	/s/ John Chen
John Chen
Chief Financial Officer

cc:	Mr. John Cash
Stephen D. Brook, Esq. (Burns & Levinson LLP)